

13030153

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number:3235-0123
Expires: April 30, 2013
Estimated average burden hours per response........ 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

Washington DC 401

SEC FILE NUMBER
8- 68959

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Martel Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

98 Cutter Mill Road, Suite 254
(No. and Street)

Great Neck	NY	11021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vincent Landano 516-441-5519
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S. A. Koenig & Associates, CPA's P.C.
(Name – if *individual, state last, first, middle name)*

485 Underhill Blvd, Suite 100	Syosset	NY	11791
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of acts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/7/13

PUBLIC

OATH OR AFFIRMATION

I, Vincent Landano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Martel Capital, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LUCY QUICENO
Notary Public, State of New York
No 4748261
Qualified in Nassau County
Commission Expires July 31 2013



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARTEL CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)
(A DEVELOPMENT-SAGE COMPANY)
FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

MARTEL CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)
(A DEVELOPMENT-STAGE COMPANY)

CONTENTS



S. A. KOENIG & ASSOCIATES CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Member and Board of Directors of
Martel Capital, LLC
(A Limited Liability Company)
(A Development-Stage Company)
New York, New York

We have audited the accompanying statement of financial condition of Martel Capital, LLC, a Development-Stage Company at December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Martel Capital, LLC, a Development-Stage Company, at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

S. A. Koenig & Associates

S. A. KOENIG & ASSOCIATES, CPAS, P.C.

Syosset, New York
January 28, 2013

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791 TEL: (516) 921-6480 • FAX: (516) 921-6482 • WWW.SAK-CPAS.COM
Member of the Private Companies Practice Section of the American Institute of Certified Public Accountants and Member of the Public Company Accounting Oversight Board

MARTEL CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)
(A DEVELOPMENT-STAGE COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

ASSETS:		
Cash and cash equivalents	$	23,165
Receivables from brokers and dealers		491
Other assets		1,117
Total Assets		**24,773**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable, accrued expenses and other liabilities		2,017
Total Liabilities		2,017
MEMBER'S EQUITY		
Member's Equity		22,756
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**24,773**

The accompanying notes are an integral part of these financial statements.

MARTEL CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)
(A DEVELOPMENT-STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

1 - ORGANIZATION

Martel Capital, LLC ("The Company") is a development stage company that was organized in New York on February 22, 2011. The Company is registered as a broker/dealer with the Securities and Exchange Commission of the Financial Industry Regulatory Authority (The "FINRA") and the Securities Investor Protection Corporation (The "SIPC"). The Company is owned 100% by Astor Grenfel, Inc. and does not have a date scheduled to dissolve.

On August 5, 2011, the Company's name was changed to Martel Capital, LLC from Martel Trading Group, LLC. The Company's business for the year has been limited to receiving referral fees from another broker/dealer. In future years, the Company expects to receive fees for underwriting and private placements of securities and referrals to other broker/dealers. The Company does not have any customer accounts.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development-Stage Operations

The Company was formed in New York on February 22, 2011. The Company is currently in the development stage.

Basis of Presentation

The Company operates as a broker/dealer involved in underwritings, private placements, and business referrals to other broker/dealers. The Company does not assume positions in securities.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

MARTEL CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)
(A DEVELOPMENT-STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Cash

Cash consists of highly liquid debt investments with maturity of three months or less when purchased.

The Company maintains cash balances at a financial institution which is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2012, the Company had no cash balances in excess of FDIC insurance limits.

Receivables

The Company carries its receivables at cost, less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts based on a history of past write-offs and collections and current credit conditions.

Income Taxes

Provisions for federal and state income taxes have not been provided for because the Limited Liability Company (LLC) is classified as a partnership for income tax purposes and will not be subject to income tax. As such the LLC's income or loss and credits are passed through to the member and are reported on the member's income tax returns. The Company is owned 100% by member Astor Grenfel, Inc., and is a disregarded entity for tax purposes.

The Company follows the uncertainty in income taxes standards. The Company does not have an unrecognized tax benefits. The Company also evaluated its tax positions as of December 31, 2012 and reached the same conclusion.

The Company files income tax returns in the U.S. federal jurisdiction and New York State. The Company was organized on February 22, 2011, therefore only returns filed for 2011 is only subject to U.S. Federal and state examinations by tax authorities.

Revenue Recognition

Referral Fees (Commissions). Commissions are recorded on a trade-date basis as securities transactions occur.

MARTEL CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)
(A DEVELOPMENT-STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Investment banking revenues arise from security offerings in which the Company acts as an underwriter or agent. Investment banking revenues will be recorded as earned in accordance with the terms of the investment banking agreements. Investment banking services rendered for non-cash consideration are not recognized unless collectability is reasonable assured. Revenue from other fees and service are recorded when earned.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through January 28, 2013, the date the financial statements were issued.

3 - DUE FROM BROKER DEALERS

There was a $491 receivable from another broker dealer at December 31, 2012 for referral fees.

4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has net capital of $21,639 which was $16,639 in excess of its minimum required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .09 to 1.

5 - COMMITMENTS AND CONTINGENCIES

The Company sub-leases its offices from a related company, Agis Holdings, LLC under a non-cancelable operating lease.

Rent expense charged to operations associated with the Company's office for the year ended December 31, 2012, amounted to $1,000 which has been included in occupancy.

Future minimum rentals for the location is as follows:

Years Ending December 31:	
2013	$ 2,000

There is an expense sharing agreement with a related company Agis Holdings, LLC.

6 - CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts its business.

As of December 31, 2012, no customer accounts have been opened.